Richmont Mines Inc.

1, Place-Ville-Marie
Suite 2130, Montreal, QC
H3B 2C6, CANADA

Tel: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES REPORTS ITS
2005 SECOND QUARTERLY RESULTS

MONTREAL, July 28, 2005 - For the three-month period ended June 30, 2005, Richmont Mines posted a net loss of $1,170,297, or $0.07 per share, compared with net earnings of $1,152,012, or $0.07 per share in the same period last year. This variation is mainly due to the non-cash expense of future taxes related to Exploration Tax Credits, lower gold production, and stock-based compensation expenditures of $769,751 for the second quarter of 2005, compared with $42,126 for the corresponding period last year. Cash flow from operations before net change in non-cash working capital and payments of asset retirement obligations are ($713,438) for the second quarter of 2005, compared with $2,381,404 for the second quarter of 2004.

For the six-month period ended June 30, 2005, Richmont Mines posted a net loss of $1,069,750, or $0.07 per share, compared with net earnings of $29,852, or nil per share, for the corresponding period last year. This difference is attributable to the non-cash expense of future taxes related to Exploration Tax Credits, to a decrease in gold production and stock-based compensation expenditures of $905,855, compared with $704,562 for the first semester of 2004. Cash flow from operations before net change in non-cash working capital and payments of asset retirement obligations are $359,618 for the first six months of 2005, compared with $2,779,117 for the same period of 2004.

Beaufor Mine

For the three-month period ended June 30, 2005, 68,632 tonnes of ore with an average recovered grade of 5.94 g/t were processed, yielding 13,117 ounces of gold, compared with 88,744 tonnes of ore with an average recovered grade of 6.19 g/t, or 17,663 ounces of gold for 2004. For the second quarter of 2005, total gold sales for the Beaufor Mine reached 13,223 ounces, compared with 19,185 ounces for the same period in 2004. The rise in production cash cost, which went from US$303 per ounce for the second quarter of 2004 to US$322 per ounce for the same quarter in 2005, was a result of the rise in the Canadian dollar, which moved from $0.77 to $0.81 in the corresponding periods.

During the second quarter of 2005, the amount of $332,101 was invested in fixed assets at the Beaufor Mine, compared with $279,977 in the second quarter of 2004. In all, 410 metres of development for drifts, sub-levels and raises were excavated. Moreover, an amount of $233,947 was devoted for exploration, including 3,250 metres of drilling, compared with $280,627 for the same period last year.

For the six-month period ended June 30, 2005, 134,548 tonnes of ore with an average recovered grade of 6.17 g/t were processed, yielding 26,706 ounces of gold, compared with 141,984 tonnes of ore with an average recovered grade of 6.02 g/t, or 27,480 ounces of gold for 2004. For this period in 2005, total gold sales for the Beaufor Mine reached 25,356 ounces, compared with 26,147 ounces for the same period in 2004. The rise in the Canadian dollar, which moved from $0.77 to $0.81 in the same period in 2005, caused the production cash cost to go from US$310 per ounce for the six-month period ended June 30, 2004, to US$322 for the same period in 2005.

During the first six months of 2005, the amount of $895,908 was invested in the Beaufor Mine, compared with $432,747 in the same period of 2004. Of this amount, $765,837 was invested in development for the driving of 937 metres of drifts, sublevels and raises. Richmont Mines also bought equipment in the amount of $130,071. Moreover, an amount of $434,639 was allocated for exploration, including 6,293 metres of drilling, compared with $529,674 for the same period last year.

Last May, Richmont Mines and Louvem Mines announced an eight-week shut down at the Beaufor Mine during the third quarter of 2005 in order to advance underground development and definition drilling. Richmont Mines maintains the revised production objective for the Beaufor Mine at 48,000 ounces of gold for the year 2005.

East Amphi

During the second quarter of 2005, Richmont Mines continued its advanced exploration work on the East Amphi property for an investment of $4,008,439. The driving of 56 metres allowed for the completion of the ramp that now reaches the planned vertical depth of 200 metres. Moreover, the work included 49 metres for the ventilation raise, 317 metres for drifts and 476 metres for crosscuts, giving access to ore zones.

For the first six months of 2005, Richmont Mines invested $7,289,500 in advanced exploration work on this property. This investment was used to drive 1,891 metres of underground infrastructures, to purchase mining equipment and to prepare surface infrastructures. Now that the Company's development objectives have been reached, the mining contractor has left the site and Richmont Mines teams continue excavation and exploration work on this property.

During the second quarter of 2005, 5,510 metres of drilling were completed and the exploration drilling continues in order to verify the extension of the zones between levels 200 and 400 (corresponding to 200 and 400 vertical metres) on a lateral distance of 275 metres, to improve the quality of the resources and to confirm reserves. For the six months ended June 30, 2005, a total of 12,217 metres were drilled.

During the third quarter, Richmont Mines will continue drilling from the ramp in order to evaluate the extension of Zone B2 below level 200 and Zone A3. Furthermore, a surface drilling program will begin with the objective to increase resources on Zones A1 and A2. On July 24, the Camflo Mill began processing a bulk sample of approximately 5,000 tonnes of low-grade ore coming from development on the property. The objective of this bulk sample is to verify the ore's metallurgy in the Camflo Mill's circuit. Some stopes will be mined in the current quarter, the continuation of the development will provide additionnal tonnes, and a second bulk sample is planned for some 15,000 tonnes in October 2005. Moreover, the construction of a backfill plant, which will be used to backfill the stopes, is now in progress and the Company is expecting it to be completed at the end of September.

Calculations of reserves and resources established in compliance with National Instrument 43-101 is in progress and the Company is planning on its publication for the end of October 2005. This technical report will include the results of drilling and development work up until September 30, 2005 as well as the results of the two bulk sampling campaigns.

Taking the overall work and information available on the project into consideration, Richmont Mines upholds its objective of advancing the East Amphi deposit into production in the fourth quarter of 2005. The investment for this property in 2005 will be approximately 10 million dollars.

Island Gold

During the second quarter of 2005, Richmont Mines continued its major exploration program, estimated at $8 million for 2005. The amount of $2,452,681 was invested for various works, mainly underground, but also on the surface. In all, 559 metres of development were completed including 238 metres to extend the ramp, which has now reached a vertical depth of 202 metres, 192 metres to complete the ventilation drift and began the ventilation raise, which will also serve as an emergency exit, and 114 metres for a crosscut, which will open up ore zones at the level 190.

In the first six months of 2005, an amount of $4,247,626 was invested to excavate 958 metres for the infrastructures mentioned above. All works accomplished come under annual planning and were carried out as planned.

In the third quarter, Richmont Mines plans on starting the exploration drilling work in the Island zone this coming September, and on drilling approximately 10,000 metres on this property during the year to verify the extension of gold zones and increase resources.

Richmont Mines may acquire from Patricia Mining Corp. a 55% interest in the Island Gold project by advancing the project into production or by investing up to $10 million. Assuming that the Company obtains positive results from its planned work, this deposit may go into production by mid-2006.

Valentine Lake

During the second quarter of 2005, Richmont Mines began its exploration program for the Valentine Lake property which totals 2,250 metres of drilling. Primary objectives will be to establish the geometry, the lateral extension and the extension at depth of the Main and Northeast zones.

This exploration program is a continuation of the one completed in 2004, which totalled more than $1 million and yielded results indicating inferred resources of 1.3 million tonnes of ore at an average grade of 8.51 g/t, or 359,500 ounces. The Company has the option to acquire from Mountain Lake Resources a 70% interest in the project by investing an additional amount of $1.5 million before October 31, 2007.

Outlook for 2005

During the third quarter, Richmont Mines expects to continue its development and exploration activities at the Beaufor Mine during theeight-week shut down. The work carried out will add further developed tonnes to the inventory and support the current rate of production. The Company will continue drilling on the East Amphi property and will treat a bulk sample of development ore.

The Company upholds the objective of becoming an intermediate gold producer within three or four years, and will also continue the advanced exploration activities at the Island Gold property, located in Ontario, where the development of the ramp will be continued and the vent raise completed. Also, in September, the Company plans on beginning drilling on the Island Zone of the property. Richmont Mines will also continue programs of exploration planned for other properties, including the Valentine Lake property in Newfoundland, where an exploration program of eight holes and 2,250 metres of drilling started last June will continue. These investments will be funded from cash on hand.

As at June 30, 2005, Richmont Mines holds cash, cash equivalents and short-term investments of $26,752,280. The Company has no long-term debt and a working capital of $28,084,293. Richmont Mines has no hedging contracts on gold or on the currency.

Jean-Guy Rivard
Chairman of the Board, President and Chief Executive Officer

Disclosure regarding forward-looking statements

This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-Americain exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines' Annual Information Form, Annual Report and periodic reports.

FINANCIAL DATA
	Three-month period		Six-month period
	ended June 30		ended June 30
	2005	2004	2005	2004

Results ($)
Revenues	7,128,360	13,563,056	14,493,012	20,757,643
Net earnings (loss)	(1,170,297)	1,152,012	(1,069,750)	29,852
Cash flow from operations before net change
in non-cash working capital	(713,438)	2,381,404	359,618	2,779,117

Results per share ($)
Net earnings (loss)
Basic and diluted	(0.07)	0.07	(0.07)	-

Weighted average number of common shares outstanding	16,142,508	16,171,935	16,153,804	16,175,905

Average selling price of gold per ounce	US$428	US$412	US$427	US$413

	June 30, 2005		December 31, 2004

Financial position ($)
Total assets		72,964,371		56,193,554
Working capital		28,084,293		25,925,031
Long-term debt		-		-

PRODUCTION AND SALES DATA
	Three-month period ended June 30
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Beaufor Mine	2005	13,117	13,223	US$327
	2004	17,663	19,185	US$307
Hammerdown Mine	2005	-	-	-
	2004	6,503	5,402	US$257
Total	2005	13,117	13,223	US$327
	2004	24,166	24,587	US$297

	Six-month period ended June 30
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Beaufor Mine	2005	26,706	25,356	US$327
	2004	27,480	26,147	US$314
Hammerdown Mine	2005	-	307	US$15
	2004	11,899	10,623	US$289
Total	2005	26,706	25,663	US$323
	2004	39,379	36,770	US$307
		2004 average exchange rate: US$1 = CAN$1.30
		2005 estimated exchange rate: US$1 = CAN$1.24

Fore more information, contact:

Julie Normandeau	Telephone: (514) 397-1410
Investor Relations	Fax: (514) 397-8620

Trading symbol: RIC	Listings: Toronto - Amex